Grandview Gold
330 Bay Street, Suite 820
Toronto, Ontario Canada
M5H 2S8

August 15, 2012

Sr. Miguel Angel Saldana Mujica
Calle Miguel Soto Valle, No, 281
Apartment 401
Magdelena del Mar, Peru

Attention: **Sr. Saldana**

Dear Miguel:

Due to conditions beyond the control of Grandview Gold Inc ("**Grandview**"), Grandview's 100% owned subsidiary Recuperacion Realzada S.A.C. ("**Recuperacion**") and yourself ("**Saldana**"), namely the inability of Grandview/Recuperacion and Saldana to obtain surface access rights from the local communities as they relate to the Giulianita and Giulianita 1 mining claims (the "**Property**") we are seeking a formal letter of agreement between all parties that the agreement dated July 2nd, 2009 be suspended, but all conditions remain in place until such time that Grandview/Recuperacion are granted surface access rights to the Property. Once surface access rights are granted Grandview will endeavour to resume exploration/development efforts of the Project and meet all terms of the agreement.

For greater clarity the following terms were agreed to:

1. Year One - Grandview to acquire 80% of the Property for the following term:
   (i) Cash payment of $US 20,000 to Saldana – completed
   (ii) Issuing 300,000 common shares of Grandview to Saldana – completed
   (iii) Complete $CDN 150,000 of exploration/development expenditures on the property on or before the first anniversary date of the agreement - completed
2. Year Two:
   (i) Grandview to issue and additional 500,000 common shares of Grandview to Saldana – not completed
   (ii) Complete an additional $US 300,000 of exploration/development expenditures on the property on or before the second anniversary – in progress
3. Year Three:
   (i) Grandview to issue 1,000,000 common shares of Grandview to Saldana – not completed
   (ii) Complete and additional $US 1,000,000 of exploration/development expenditures on the property on or before the third anniversary – not completed
4. Thereafter:
   (i) Grandview will have the right to acquire the remaining 20% of the Property by making an additional cash payment of $US 300,000 and issuing and additional

250,000 common shares of Grandview. If Grandview acquires 100% interest in the Property, Saldana retains a 2.5% NSR.

If Grandview/Recuperación is unable to achieve necessary approval by May 31, 2013 Grandview will relinquish its' rights to the project. On relinquishment by Grandview of all its rights as herein described, Saldana agrees as consideration therefore to surrender all claims, lawsuits and entitlements whatever against Grandview and or Recuperacion, should any exist, to the end of May 31, 2013, neither party has any legal rights whatever in any legal jurisdiction against each other.

We would also like to acknowledge that Grandview/Recuperacion has continued to work with Sr. Saldana and various members of the community to reach an agreement that allows unrestricted access to the Property so that Grandview/Recuperacion can meet the terms of the agreement with Sr. Saldana dated July 2nd, 2009.

If the foregoing is acceptable to you would you kindly sign the copy of this letter where indicated and return to my attention at your earliest convenience. If you have any questions please do not hesitate to contact me.

Yours truly,

GRANDVIEW GOLD INC.

Per:____________________

Paul Sarjeant, P.Geo.
President

Above offer accepted this __18th_ day of August, 2012.

Sr. Miguel Angel Mujica Saldana

Per:____________________

Authorized Signatory